Exhibit 99.2

Free translation for information purposes

GALAPAGOS

Limited Liability Company

Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium

Company Number: 0466.460.429

RLE Antwerp (division Mechelen)

Invitation to the shareholders’ meetings to be held on 26 April 2022

The supervisory board of Galapagos NV (hereinafter the “Company” or “Galapagos”) has the honor to invite the shareholders, holders of subscription rights, the members of the supervisory board and statutory auditor of the Company to the shareholders’ meetings of the Company that will be held on Tuesday 26 April 2022 at the registered office of the Company.

In light of the COVID-19 pandemic, it is currently envisaged that certain measures imposed by the Belgian government to deal with this pandemic, such as amongst other the obligation to guarantee a distance of 1.5 meters between each person, may still be in effect on Tuesday 26 April 2022 (i.e. the scheduled date of the shareholders’ meetings of the Company). These measures are in the interest of the health of individual securities holders, as well as of the employees of the Company and all other persons who are responsible for organizing the shareholders’ meetings. Therefore, it cannot be excluded that the Belgian government may (again) impose additional measures. We are monitoring the situation closely, and will, if necessary, disclose additional relevant information and measures affecting the shareholders’ meetings on the Galapagos website (https://www.glpg.com/shareholders-meetings). In light of this, the Company recommends that shareholders who wish to participate in the shareholders’ meetings, as much as practically possible, exercise the right to vote by letter or by proxy to the general counsel of the Company. Moreover, holders of securities of the Company are encouraged to exercise their right to ask questions related to the items on the agenda of the shareholders’ meetings in writing and in advance. The modalities of the aforementioned ways to participate in the shareholders’ meetings are set out in this convening notice and in the relevant forms to vote by letter or by proxy.

1. Extraordinary Shareholders’ Meeting

The extraordinary shareholders’ meeting of the Company (hereinafter the “Extraordinary Shareholders’ Meeting”) will be held in the presence of a notary public, and will take place on Tuesday 26 April 2022, at 1:00 p.m. (Belgian time) at the registered office of the Company.

In accordance with the Belgian Companies and Associations Code (hereinafter the “CAC”), at least a presence quorum of 50% of the outstanding shares must be present or validly represented at the Extraordinary Shareholders’ Meeting for the deliberation and vote on the items on the agenda. In the event that the legally required presence quorum to deliberate and vote is not reached and a second convening notice is required, this Extraordinary Shareholders’ Meeting will take place on Tuesday 24 May 2022, at 1:00 p.m. (Belgian time), unless, if applicable, otherwise decided by the supervisory board. This second Extraordinary Shareholders’ Meeting, if any, will take place at the Company’s registered office (or at such other place as will be indicated in the second convening notice at that time). The presence quorum will not apply to this second meeting.

Details of the applicable registration and voting formalities related to the Extraordinary Shareholders’ Meeting can be found below.

Agenda and proposed resolutions

1.

Amendments to the articles of association as a consequence of the choice for a one-tier board structure, as well as certain other amendments relating to specific matters set out in the articles of association of the Company.

Galapagos NV | EGM & AGM 26 April 2022 | Convening Notice

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Proposed resolution: The shareholders’ meeting resolves to amend the articles of association as a consequence of the proposal of the supervisory board to introduce a one-tier board structure as provided for by the Belgian Code of Companies and Associations, as well as certain other amendments relating to specific matters set out in the articles of association of the Company, and more particularly, to approve the amendments indicated below. The full text of the new articles of association is made available on the company website (www.glpg.com). Every shareholder may request to receive a free copy thereof by e-mail (shareholders@glpg.com).

The detailed changes are the following (with the numbers in bold referring to the numbering under the current articles of association):

•	Article 10: the provisions are replaced in their entirety with the following text, without changing the subtitle:

“Vis-à-vis the company, the shares are indivisible. If a share belongs to different persons or if the rights attached to a share are divided over different persons, or if different persons hold the rights in rem to the shares, the board of directors may suspend the exercise of the rights attached thereto until one single person has been designated as shareholder vis-à-vis the company and notification thereof has been given to the company. All convocations, notifications and other announcements by the company to the different persons entitled to one share are made validly and exclusively to the designated common representative.”

•	Article 12: the provisions are replaced in their entirety with the following text, without changing the subtitle:

“The board of directors is entitled to issue bonds at the conditions it deems appropriate, whether or not such bonds are guaranteed by a mortgage or otherwise.

The shareholders’ meeting or, as the case may be, the board of directors in the framework of the authorized capital, may resolve to issue convertible bonds or subscription rights in accordance with the provisions of the Code of Companies and Associations.”

•	Article 13: replaced with the following text:

One-tier board structure

“The company is managed by a board of directors of minimum five and maximum nine members, who need not be a shareholder. At least three of the appointed members of the board of directors shall meet the criteria stated in the applicable law with respect to independent directors. At least a majority of the members of the board of directors should be non-executive.

The board of directors forms a college in accordance with the applicable rules on deliberating meetings.

The members of the board of directors are appointed by the shareholders’ meeting. The duration of their mandate may not exceed four years. Members of the board of directors whose mandate has come to an end may be reappointed.

If a membership of the board of directors is entrusted to a legal entity, such legal entity shall appoint a physical person as its permanent representative in accordance with the applicable legal provisions, subject to acceptance of this person by the other members of the board of directors.”

•	Article 14.1: replaced with the following text:

Powers of the board of directors

“The board of directors has the power to carry out all acts necessary or useful for the realisation of the company’s object with the exception of those reserved to the shareholders’ meeting by applicable law.

Galapagos NV | EGM & AGM 26 April 2022 | Convening Notice

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Within the limits of its authority, the board of directors may confer special powers on agents of its choice.”

•	Article 14.5, section 4: inserted the following sentence:

“Without prejudice to the rules of collegiality, a board member may represent more than one of his/her colleagues.”

•	Article 15: removed

•	Article 16 (new article 15): inserted the following text:

“If the powers of day-to-day management are entrusted to a legal entity, such legal entity shall appoint a physical person as its permanent representative in accordance with the applicable legal provisions, subject to acceptance of this person by the board of directors.

The board of directors may also set up an executive committee, of which it determines the composition, the mission and powers.”

•	Article 17.1 (new article 16.1): replaced with the following text:

General authority

“Without prejudice to the general representation authority of the board of directors acting as a collegial body, the company is validly represented in dealings with third parties and in legal proceedings by two directors acting jointly, provided that these directors cannot be directors who factually represent shareholders holding more than 20 percent of the company’s capital.”

•	Article 17.2: removed

•	Article 17.3, section 3: removed

•	Article 18 (new article 17): replaced with the following text:

Committees within the board of directors

“The board of directors establishes an audit committee, a remuneration committee and a nomination committee, whereby the remuneration committee and the nomination committee may be combined.

The board of directors may create amongst its members, and under its responsibility, one or more other advisory committees, of which it determines the composition and the missions.”

•	Article 25 (new article 24): replaced “article 24” with “article 23”

•

Article 29 (new article 28): removed “and, where applicable”, replaced “the governing body” with “the board of directors” and replaced “members of the governing board” with “members of the board of directors”

•	Article 34 (new article 33): replaced “Vetboek” in the Dutch version with “Wetboek”

•	Article 39 (new article 38): the provisions are replaced in their entirety with the following text, without changing the subtitle:

“Each member of the board of directors, executive committee, person entrusted with the day-to-day management of the company and liquidator having its official residence abroad or in Belgium, is deemed to have elected domicile for the duration of his mandate at the office of the company, where writs of summons and notifications concerning company matters and the responsibility for its management can be validly made, with the exception of the notices to be made pursuant to these articles of association.

Galapagos NV | EGM & AGM 26 April 2022 | Convening Notice

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The holders of registered shares are obliged to notify the company of every change in domicile. Absent such notification, they are deemed to have elected domicile at their previous domicile.”

•	Article 42 (new article 41): the provisions are replaced in their entirety with the following text, without changing the subtitle:

“To the extent permitted by law, the company will be permitted to indemnify the members of the board of directors, the members of the executive management, the members of the personnel and the representatives of the Company and its subsidiaries for all damages they may be due, as the case may be, to third parties as a result of breach of their obligations towards the company, managerial mistakes and violations of the Code of Companies and Associations, with the exclusion of damages that are due as a result of gross or intentional misconduct.”

•	Overall replacements:

•	In articles 2, 6, 14, 17, 19, 20, 22, 23, 24, 25, 26, 27, 29, 30, 31, 32, 33, 34, 35, 37, 41 and temporary provisions of the articles of association: “supervisory board” by “board of directors”

•	In articles 2, 7 and 16: “management board” by “board of directors”

•	In articles 17, 29 and temporary provisions of the articles of association: deleted “member/members of the management board”

2.	Appointment of the members of the board of directors.

Proposed resolution: The shareholders’ meeting resolves – as a consequence of and subject to the introduction of a one-tier board structure at the Company through the amendment of the relevant provisions of the Company’s articles of association – to appoint the following members of the (former) supervisory board – where applicable as independent director – for the remaining term of their mandate within the (former) supervisory board as director in the board of directors:

•	Dr. Raj Parekh, as a member of the board of directors of the Company;

•	Dr. Mary Kerr, as an independent member of the board of the directors of the Company as she meets the independence criteria set forth in article 7:87 of the CAC;

•	Ms. Katrine Bosley, as an independent member of the board of the directors of the Company as she meets the independence criteria set forth in article 7:87 of the CAC;

•	Mr. Peter Guenter, as an independent member of the board of the directors of the Company as he meets the independence criteria set forth in article 7:87 of the CAC;

•	Mr. Daniel O’Day, as a member of the board of directors of the Company;

•	Mr. Howard Rowe, as an independent member of the board of the directors of the Company as he meets the independence criteria set forth in article 7:87 of the CAC;

•	Dr. Linda Higgins, as a member of the board of directors of the Company; and

•	Dr. Elisabeth Svanberg, as an independent member of the board of the directors of the Company as she meets the independence criteria set forth in article 7:87 of the CAC.

3.	Proxy for coordination.

Proposed resolution: The shareholders’ meeting resolves to authorize each collaborator of undersigned notary or notary Matthieu Derynck to draw up, sign and file the coordinated text of the Company’s articles of association in the electronic database provided for that purpose under the applicable laws.

Galapagos NV | EGM & AGM 26 April 2022 | Convening Notice

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4.	Authorization to the board of directors.

Proposed resolution: The shareholders’ meeting resolves to grant all powers to the Company’s board of directors to execute the decisions taken.

5.	Proxy for the Crossroad Bank for Enterprises, counters for enterprises, registers of the enterprise court, administrative agencies and fiscal administrations.

Proposed resolution: The shareholders’ meeting resolves to grant a special power of attorney to any member of the board of directors and/or Mrs. Marie-Théodora Vandewiele, Mrs. Annelies Denecker, Mrs. Elien van Mol and Mr. Gert Verbraeken, who – for the execution of this proxy – are all electing domicile at Generaal De wittelaan L11 A3, 2800 Mechelen, Belgium, each acting separately and each with individual power of substitution and sub-delegation, to fulfill all formalities and/or sign all documents that must be fulfilled or signed in the name of or on behalf of the Company pursuant to or in the framework of the foregoing, including, but not limited to, the completion of all necessary formalities with the Crossroad Bank for Enterprises, counters for enterprises, registers of the enterprise court, administrative agencies and fiscal administrations with respect to the decisions taken at the present meeting.

2. Annual Shareholders’ Meeting

The annual shareholders’ meeting of the Company (hereinafter the “Annual Shareholders’ Meeting”) will be held on Tuesday 26 April 2022, at 2:00 p.m. (Belgian time) at the registered office of the Company.

Details of the applicable registration and voting formalities related to the Annual Shareholders’ Meeting can be found below.

Agenda and proposed resolutions

1.

Acknowledgement and discussion of the annual report of the supervisory board relating to the non- consolidated and consolidated annual accounts of the Company for the financial year ended on 31 December 2021, and of the report of the statutory auditor relating to the non-consolidated annual accounts of the Company for the financial year ended on 31 December 2021.

2.

Acknowledgement and approval of the non-consolidated annual accounts of the Company for the financial year ended on 31 December 2021 and approval of the allocation of the annual result as proposed by the supervisory board.

Proposed resolution: The shareholders’ meeting resolves to approve the non-consolidated annual accounts of the Company for the financial year ended on 31 December 2021, as well as the allocation of the annual result as proposed by the supervisory board.

3.	Acknowledgement and discussion of the report of the statutory auditor relating to the consolidated annual accounts of the Company for the financial year ended on 31 December 2021.

4.	Acknowledgement and discussion of the consolidated annual accounts of the Company for the financial year ended on 31 December 2021.

5.	Acknowledgement and approval of the remuneration report.

Proposed resolution: The shareholders’ meeting resolves to approve the remuneration report.

6.	Acknowledgement and approval of the amended remuneration policy.

Proposed resolution: The shareholders’ meeting resolves to approve the amended remuneration policy.

Galapagos NV | EGM & AGM 26 April 2022 | Convening Notice

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7.

Release from liability to be granted to the members of the supervisory board and the statutory auditor for the performance of their duties in the course of the financial year ended on 31 December 2021.

Proposed resolution: The shareholders’ meeting resolves, by separate vote, to release each member of the supervisory board and the statutory auditor from any liability arising from the performance of their duties during the financial year ended on 31 December 2021.

8.

Acknowledgment of the remuneration of the statutory auditor for the financial year ended on 31 December 2021. The supervisory board has approved an additional fee of EUR 118,900 (VAT exclusive) in connection with additional audit activities performed by the statutory auditor.

9.	Appointment of Stoffels IMC BV (permanently represented by Mr. Paul Stoffels) as director

Proposed resolution: Upon proposal of the supervisory board and in accordance with the advice of the Company’s nomination and remuneration committee, the shareholders’ meeting resolves to appoint Stoffels IMC BV, permanently represented by Mr. Paul Stoffels, as member of the board of directors of the Company, for a period of 4 years, effective as of today, ending immediately after the annual shareholders’ meeting to be held in 2026. The shareholders’ meeting of the Company further resolves that the mandate of Stoffels IMC BV, permanently represented by Mr. Paul Stoffels, as a director of the Company shall be not remunerated. This appointment applies as of today, but under the condition precedent of, and (if this condition has not been met by today) with effect from, the approval by the extraordinary shareholders’ meeting of the proposed amendment of the Company’s articles of association to introduce a one-tier board structure, which proposal was submitted to an extraordinary shareholders’ meeting to be held immediately prior to the Annual Shareholders’ Meeting or, if the required presence quorum was not reached, at a new extraordinary shareholders’ meeting to be held thereafter.

10.	Appointment of Jérôme Contamine as independent director

Proposed resolution: Upon proposal of the supervisory board and in accordance with the advice of the Company’s nomination and remuneration committee, the shareholders’ meeting resolves to appoint Mr. Jérôme Contamine as independent member of the board of directors of the Company, for a period of 4 years, effective as of today, ending immediately after the annual shareholders’ meeting to be held in 2026, and to confirm his mandate as independent member of the board of directors as Mr. Jérôme Contamine meets the independence criteria set forth in article 7:87 of the Belgian Companies and Associations Code and article 3.5 of the Belgian Corporate Governance Code 2020 and since Mr. Jérôme Contamine has explicitly declared not to have (and the supervisory board is not aware of) any connections with the Company or an important shareholder, which would interfere with his independence. The mandate of Mr. Jérôme Contamine is remunerated as provided for the non-executive members of the board of directors in the Company’s remuneration policy as adopted by the general meeting. This appointment applies as of today, but under the condition precedent of, and (if this condition has not been met by today) with effect from, the approval by the extraordinary shareholders’ meeting of the proposed amendment of the Company’s articles of association to introduce a one-tier board structure, which proposal was submitted to an extraordinary shareholders’ meeting to be held immediately prior to the Annual Shareholders’ Meeting or, if the required presence quorum was not reached, at a new extraordinary shareholders’ meeting to be held thereafter. As long as the aforementioned proposal to introduce a one-tier board structure at the Company’s level has not been approved, Mr. Jérôme Contamine shall be considered appointed, effective as of today, as independent member of the supervisory board of the Company for the duration of 4 years as provided above.

11.	Appointment of Dan Baker as independent director

Proposed resolution: Upon proposal of the supervisory board and in accordance with the advice of the Company’s nomination and remuneration committee, the shareholders’ meeting resolves to appoint Mr. Dan Baker as independent member of the board of directors of the Company, for a period of 4 years,

Galapagos NV | EGM & AGM 26 April 2022 | Convening Notice

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effective as of today, ending immediately after the annual shareholders’ meeting to be held in 2026, and to confirm his mandate as independent member of the board of directors as Mr. Dan Baker meets the independence criteria set forth in article 7:87 of the Belgian Companies and Associations Code and article 3.5 of the Belgian Corporate Governance Code 2020 and since Mr. Dan Baker has explicitly declared not to have (and the supervisory board is not aware of) any connections with the Company or an important shareholder, which would interfere with his independence. The mandate of Mr. Dan Baker is remunerated as provided for the non-executive members of the board of directors in the Company’s remuneration policy as adopted by the general meeting. This appointment applies as of today, but under the condition precedent of, and (if this condition has not been met by today) with effect from, the approval by the extraordinary shareholders’ meeting of the proposed amendment of the Company’s articles of association to introduce a one-tier board structure, which proposal was submitted to an extraordinary shareholders’ meeting to be held immediately prior to the Annual Shareholders’ Meeting or, if the required presence quorum was not reached, at a new extraordinary shareholders’ meeting to be held thereafter. As long as the aforementioned proposal to introduce a one-tier board structure within the Company has not been approved, Mr. Dan Baker shall be considered appointed, effective as of today, as independent member of the supervisory board of the Company for the duration of 4 years as provided above.

Registration and admission formalities

In order to be admitted to the Extraordinary Shareholders’ Meeting and the Annual Shareholders’ Meeting, the holders of securities issued by the Company must comply with article 7:134 of the Belgian Companies and Associations Code and article 24 of the articles of association of the Company, and complete the formalities and make the notifications further described below. A completion of the applicable registration and admission formalities with regard to the Extraordinary Shareholders’ Meeting will also constitute a completion of the applicable registration and admission formalities with regard to the Annual Shareholders’ Meeting.

The holders of subscription rights issued by the Company can, in accordance with article 7:135 of the Belgian Companies and Associations Code, solely attend the Extraordinary Shareholders’ Meeting and the Annual Shareholders’ Meeting with a consultative vote. Article 24 of the Company’s articles of association determines the formalities that these security holders must complete to be admitted to the Extraordinary Shareholders’ Meeting and the Annual Shareholder’ Meeting.

1	Holders of registered shares and subscription rights

The holders of registered shares and subscription rights are entitled to participate in, and, in the case of shares, to vote at, the Extraordinary Shareholders’ Meeting and the Annual Shareholders’ Meeting, provided that:

•

their shares or subscription rights are recorded in their name in the register of registered shares, respectively the register of registered subscription rights at midnight (24:00) (Belgian time) on 12 April 2022 (hereinafter the “Record Date”), irrespective of the number of shares or subscription rights that they own on the date of the shareholders’ meetings; and

•

they notify the Company in writing of (i) their intention to participate in the Extraordinary Shareholders’ Meeting and the Annual Shareholders’ Meeting, and (ii) the number of securities for which they wish to participate in the Extraordinary Shareholders’ Meeting and the Annual Shareholders’ Meeting, by means of a signed form that must be received by the Company at midnight (24:00) (Belgian Time) at the latest on 20 April 2022. A model of this form is available on the Company’s website under the tab “Investors > Shareholder Information > Shareholders’ Meetings” (www.glpg.com).

This notification must be submitted to Galapagos by e-mail (shareholders@glpg.com) or by post (Galapagos NV, attn. Annelies Denecker, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium). In view of the COVID-19 pandemic, the shareholders and the holders of subscription rights are strongly encouraged to use e-mail for all correspondence relating to the Extraordinary Shareholders’ Meeting and/or the Annual Shareholders’ Meeting.

Galapagos NV | EGM & AGM 26 April 2022 | Convening Notice

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2	Holders of dematerialized shares

The holders of dematerialized shares are entitled to participate in, and to vote at, the Extraordinary Shareholders’ Meeting and the Annual Shareholders’ Meeting, provided that:

•

their shares are recorded in their name in the accounts of a recognized account holder or a settlement institution at midnight (24:00) (Belgian time) on 12 April 2022 (hereinafter the “Record Date”), irrespective of the number of shares that they own on the date of the shareholders’ meetings; and

•

at midnight (24:00) (Belgian time) at the latest on 20 April 2022, they provide the Company with, or arrange for the Company to be provided with, a certificate (issued by a recognized account holder or a settlement institution) which is certifying the number of dematerialized shares recorded in the shareholder’s accounts on the Record Date in respect of which the shareholder has indicated his intention to participate in the Extraordinary Shareholders’ Meeting and the Annual Shareholders’ Meeting.

This certificate must be submitted to Galapagos by e-mail (shareholders@glpg.com) or by post (Galapagos NV, attn. Annelies Denecker, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium). In view of the COVID-19 pandemic, shareholders and holders of subscription rights are strongly encouraged to use e-mail for all correspondence relating to the Extraordinary Shareholders’ Meeting and/or the Annual Shareholders’ Meeting.

Only persons who are a shareholder of the Company on the Record Date, and have indicated their intention to participate in the Extraordinary Shareholders’ Meeting and the Annual Shareholders’ Meeting as set out above, will be entitled to participate in the Extraordinary Shareholders’ Meeting and Annual Shareholders’ meeting. The shares are not blocked as a result of the above-mentioned process. As a result, the shareholders are free to dispose of their shares after the Record Date.

Proxy

In accordance with article 25 of the articles of association of the Company, shareholders having complied with the registration and admission formalities set out above, may be represented at the Extraordinary Shareholders’ Meeting and the Annual Shareholders’ Meeting by the general counsel of the Company in her capacity as proxy holder, provided that the proxy does contain specific voting instructions for each item on the agenda of the Extraordinary Shareholders’ Meeting and the Annual Shareholders’ Meeting.

Shareholders who so wish to be represented by proxy should use the proxy form (with voting instructions) made available on the Company’s website (www.glpg.com) under the tab “Investors > Shareholder Information > Shareholders’ Meetings” (www.glpg.com).

The signed proxy form must be submitted to Galapagos by e-mail (shareholders@glpg.com) or by post (Galapagos NV, attn. Annelies Denecker, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium), and must reach Galapagos by no later than 20 April 2022. In view of the COVID-19 pandemic, the shareholders and the holders of subscription rights are strongly encouraged to use e-mail for all correspondence relating to the Extraordinary Shareholders’ Meeting and/or the Annual Shareholders’ Meeting.

Voting by letter

In accordance with article 7:146 of Belgian Companies and Associations Code and article 25 of the articles of association of the Company, shareholders are allowed to vote—prior to the Extraordinary Shareholders’ Meeting and the Annual Shareholders’ Meeting—by letter, by means of a form available on the Company’s website (www.glpg.com) under the tab “Investors > Shareholder Information > Shareholders’ Meetings” (www.glpg.com).

The signed form must be submitted to Galapagos by e-mail (shareholders@glpg.com) or by post (Galapagos NV, attn. Annelies Denecker, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium), and must reach Galapagos by no later than 20 April 2022. In view of the COVID-19 pandemic, shareholders and holders of subscription rights are strongly encouraged to use e-mail for all correspondence relating to the Extraordinary Shareholders’ Meeting and/or the Annual Shareholders’ Meeting.

Galapagos NV | EGM & AGM 26 April 2022 | Convening Notice

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Right to ask questions

In accordance with article 7:139 of the Belgian Companies and Associations Code and article 29 of the articles of association of the Company, all shareholders and holders of subscription rights are entitled, whether during the Extraordinary Shareholders’ Meeting and/or the Annual Shareholders’ Meeting or in writing before these shareholders’ meetings, to ask questions (i) to the members of the management board with respect to their report(s) or the agenda items, and (ii) to the statutory auditor with respect to its report. In view of the COVID-19 pandemic, the shareholders and the holders of subscription rights are strongly encouraged to exercise their right to ask questions prior to the shareholders’ meetings.

Questions asked in writing, will only be answered if the relevant shareholder or holder of subscription rights has fulfilled the registration and admission formalities set out above, and if the written question has been received by the Company at the latest on 20 April 2022.

Such written questions must be submitted to Galapagos by e-mail (shareholders@glpg.com) or by post (Galapagos NV, attn. Annelies Denecker, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium). In view of the COVID-19 pandemic, the shareholders and the holders of subscription rights are strongly encouraged to use e-mail for all correspondence relating to the Extraordinary Shareholders’ Meeting and/or the Annual Shareholders’ meeting.

Right to add agenda items

In accordance with article 7:130 of the Belgian Companies and Associations Code and article 23 of the articles of association of the Company, one or more shareholders, who together possess at least three per cent (3%) of the Company’s share capital and provided that the applicable legal restrictions have been complied with, may request for items to be added to the agenda of the Extraordinary Shareholders’ Meeting and/or the Annual Shareholders’ Meeting and submit proposed resolutions in relation to existing agenda items or new items to be added to the agenda. Such requests, along with proof of ownership of the required participation, and, as the case may be, the text of the items to be dealt with and the related proposed resolutions, must be submitted to Galapagos by e-mail (shareholders@glpg.com) or by post (Galapagos NV, attn. Annelies Denecker, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium), and must reach Galapagos by no later than 4 April 2022. As the case may be, Galapagos shall publish the modified agenda for the relevant shareholders’ meeting at the latest on 11 April 2022.

Availability of documents

The documentation relating to the Extraordinary Shareholders’ Meeting and/or Annual Shareholders’ Meeting, or that must be made available pursuant to the law, as well as the total number of shares and voting rights at the date of the present convening notice, are available on the Company’s website under the tab “Investors > Shareholder Information > Shareholders’ Meetings” (www.glpg.com). Hard copies of these documents can be obtained at no cost by simple request via e-mail (shareholders@glpg.com), post (Galapagos NV, attn. Annelies Denecker, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium) or telephone (+32 15 342 900).

Please address any requests for more information to Galapagos’ Legal Department (+32 15 342 900). Correspondence can be sent to Galapagos NV, attn. Annelies Denecker, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium (e-mail: shareholders@glpg.com). In view of the COVID-19 pandemic, shareholders and holders of subscription rights are strongly encouraged to use e-mail for all correspondence relating to the Extraordinary Shareholders’ Meeting and/or the Annual Shareholders Meeting.

Galapagos NV | EGM & AGM 26 April 2022 | Convening Notice

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Miscellaneous

In order to facilitate an expedient registration, the participants are requested to be present at least fifteen minutes prior to the start of the respective shareholders’ meeting.

The convening notice for the Extraordinary Shareholders’ Meeting and Annual Shareholders’ Meeting is drafted in Dutch and English, it being however understood that (i) the English version of such convening notice only is a free translation for information purposes, and (ii) in case of any inconsistency between the Dutch and English version, the Dutch version of such convening notice will at all times prevail.

The natural persons who intend to attend the Extraordinary Shareholders’ Meeting and/or Annual Shareholders’ Meeting in their capacity of owners of securities, proxy holders or representatives of a legal entity must be able to provide evidence of their identity in order to be granted access to the respective shareholders’ meeting. The representatives of legal entities must also hand over the documents establishing their capacity as corporate representative or attorney-in-fact. The documents will be verified immediately before the start of the respective shareholders’ meeting.

Data protection

The Company is responsible for the processing of personal data it receives from, or collects about, holders of securities issued by the Company and proxy holders in the context of shareholders’ meetings. The processing of such data will be carried out for the purposes of the organization and conduct of the relevant shareholders’ meeting, including the convening notices, registrations, attendance and voting, as well as for maintaining lists or registers of security holders, and the analysis of the investor and security holder base of the Company. The data include, amongst others, identification data, the number and nature of securities of a holder of securities issued by the Company, proxies and voting instructions. This data may also be transferred to third parties for the purposes of assistance or services to the Company in connection with the foregoing. The processing of such data will be carried out, mutatis mutandis, in accordance with the Company’s Privacy & Cookie Statement, available on the Company’s website (https://www.glpg.com/privacy-notice). The Company draws the attention of the holders of securities issued by the Company and proxy holders to the description of the rights they may have as data subjects, such as, among others, the right to access, the right to rectify and the right to object to processing, which are further outlined in the section ‘Your rights’ of the aforementioned Privacy & Cookie Statement. All this does not affect the rules that apply in connection with the registration and participation to the shareholders’ meeting. To exercise rights as a data subject and for all other information regarding the processing of personal data by or on behalf of the Company, the Company can be contacted by e-mail at dpo@glpg.com.

The supervisory board

Galapagos NV | EGM & AGM 26 April 2022 | Convening Notice